Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES
The ratio of earnings to fixed charges for each of the periods indicated is set forth below. For purposes of calculating these ratios, earnings represent income before income taxes and equity earnings from affiliates plus fixed charges. Fixed charges include interest expense, capitalized interest and our estimate of the interest component of rent expense.

	Fiscal Year Ended September 30,
	2013	2012	2011	2010	2009
Ratio of Earnings to Fixed Charges	1.3	2.3	—(1)	3.6	3.6

(1)	For the year ended September 30, 2011, earnings were insufficient to cover fixed charges by $434.9 million.
The fiscal year ratios presented above are based on our historical audited consolidated financial statements and selected financial data included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2013 filed with the SEC and incorporated by reference in this registration statement.